EXHIBIT 4.2

Financial Services Agreement

between

Yankuang Group Financial Company

and

Yanzhou Coal Mining Company Limited

21 March 2014

This agreement is entered into by the following parties on 21 March 2014 in Zhoucheng City, Shangdong Province:

Yankuang Group Financial Company (hereinafter referred to as “Party A”), a company with limited liability incorporated and validly exists under the laws of PRC, with registry number of business license for legal person as 370000000002238 and registered office at 329 Fushan South Road, Zoucheng City, Shandong Province and its legal representative being Chen Changchun.

Yanzhou Coal Mining Company Limited (hereinafter referred to as “Party B”), a company with limited liability incorporated and validly exists under the laws of PRC, with registry number of business license for legal person as 370000400001016 and registered office at 298 Fushannan Road Zoucheng, Shandong Province and its legal representative being Li Weimin.

Where:

1. Party A is a non-banking financial institution duly established with the approval of the China Banking Regulatory Commission (hereinafter referred to as “CBRC”) and is a professional institution engaged in corporate financial services. According to the laws and regulations in relation to corporate finance company, it provides financial services to Yankuang Group Co., Ltd. (“Yankuang Group”), the controlling shareholder of Party A, and its subsidiaries.

2. The shares publicly issued by Party B are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange respectively. With Yankuang Group being the controlling shareholder of both Party A and Party B, according to the domestic and overseas regulatory requirements in relation to Party B, the businesses between Party A and Party B and its subsidiaries (collectively referred to as “Party B”) constitute normal continuing connected transactions.

3. Party B agrees to elect Party A as one of the financial institutions providing financial services.

Based on the principles of fairness and reasonableness and mutual benefit, Party A and Party B reached the following agreement by consensus upon negotiation in respect of Party A’s provision of financial services to Party B:

Article 1 Service Principles

1.1 Party A and Party B shall cooperate and perform this agreement based on the principles of equality and voluntariness, complementarity, mutual benefit, common development and co-winning partnership.

1.2 Party B has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts thereof pursuant to its own business needs.

1.3 Party A regards Party B as its important customer and undertakes that the terms for the provision of financial services to Party B at any time shall be no less favorable than the same type of financial services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank (hereinafter referred to as “Major Commercial Banks in the PRC”).

Article 2 Details of Services

Party A shall provide Party B with the following services:

1. Deposit service: the maximum daily balance (including accrued interests) of Party B on the settlement account in Party A shall not exceed RMB930 million.

2. Integrated credit facility: Party A shall provide Party B with credit facility limit of RMB1 billion (including accrued interests) .

3. Bill discount service: Party A shall provide Party B with bill discount service with the annual amount of discount not exceed RMB36.5 million.

4. Settlement service: Party A shall provide payment and receipt services as well as other ancillary services related to settlement services to Party B in the settlement account opened by Party B in Party A. Within the agreed valid period, the annual fee for settlement services shall not exceed RMB7.45 million.

5. Bill acceptance services, financial and financing consultation, credit certification and relevant consultation and agency services.

6. Other services approved by CBRC.

Article 3 Pricing of Services

3.1 Deposit services: the interest rate for the deposit of Party B with Party A shall not be lower than the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period nor lower than the interest rate for the same kind of deposit offered by the Major Commercial Banks in the PRC for the same period nor lower than the interest rate for the same kind of deposit made by other group members of Yankuang Group in Party A for the same period.

3.2 Loan services: the interest rate for the loan provided by Party A to Party B shall not exceed the interest rate for the same class of loan provided by the Major Commercial Banks in the PRC to Party B for the same period. Party A shall provide the loan to Party B on normal commercial terms and no asset is required from Party B as collateral.

3.3 Bill discount service: the interest rate for bill discount provided by Party A to Party B shall not be higher that the interest rate for bill discount provided by the Major Commercial Banks in the PRC.

3.4 The fees charged by Party A for the provision of financial services including settlement services, entrusted loans, entrusted investment, security service, bill acceptance, financial and financing consultation, credit certification and relevant consultation and agency services to Party B shall be in accordance with the relevant benchmark rates determined by the People’s Bank of China or CBRC (if any). In addition, such fees shall not exceed those charged by the Major Commercial Banks in the PRC for provision of same kind of financial services to Party B.

Article 4 Representation and Warranties by Both Parties

4.1 Representation and warranties by Party A:

4.1.1 Party A is a non-banking financial institution legally established with a status of independent legal entity to provide professional corporate financial services. It currently holds a valid Business License for Enterprise Legal Person and Financial Business Operation Permit.

4.1.2 Party A has obtained all government approvals and internal authorizations for entering into this agreement and performance of the obligations hereunder. This agreement will be binding on Party A upon its execution.

4.1.3 Party A shall ensure the stable operation of its fund management system to safeguard the funds.

4.1.4 Party A shall ensure strict compliance with the risk monitoring indicators for financial institutions issued by CBRC, and requirements of CBRC and other relevant PRC laws, regulations and regulatory documents regarding its major regulatory indicators such as gearing ratio and liquidity ratio.

4.1.5 Party A shall not make investment with deposit of Party B save for purchasing government bonds.

4.1.6 Copies of regulatory reports of Party A shall be submitted to CBRC and other relevant regulatory authorities as well as Party B.

4.1.7 Monthly financial statements of Party A shall be provided to Party B within the first 10 working days of the following month.

4.1.8 Party B shall have the right to review and obtain relevant documents such as account books, financial statements and audit reports of Party A pursuant to the Company Law and Articles of Association.

4.1.9 Party B shall be notified immediately by Party A on the occurrence of circumstances that may cause harms to the security of the deposits of Party B or on the occurrence of any other circumstances that may jeopardize the security of the deposits of Party B. Party B shall have the right to withdraw all deposits.

4.2 Representation and warranties by Party B:

4.2.1 Party B is a limited liability enterprise legally established with a status of independent legal entity holding a valid Business License for Enterprise Legal Person.

4.2.2 Party B has obtained necessary internal authorizations for entering into this agreement and performance of the obligations hereunder. This agreement will be binding on Party B upon its execution.

Article 5 Confidentiality

Both Parties shall strictly perform their obligation of confidentiality and shall not disclose to the public any business information, technical records and financial position, with the exception of the reports required to be submitted to the relevant government authorities by the Parties and those required to be disclosed by Party B according to the listing rules of the listing location for its securities, unless such information has already been made public previously.

Article 6 Miscellaneous

6.1 Any party shall not in any way transfer its rights or obligations hereunder without written consent from the other party.

6.2 Should any clauses herein be amended, become illegal, invalid or unenforceable at any time, the other clauses shall not be affected.

6.3 In case of any failure of any party in performance of its obligations of this agreement pursuant to the requirements hereof due to force majeure, the party shall provide immediate written notification for the other party and shall not be deemed as default. The other party shall provide a reasonable period for the said party to perform its duties and obligations according to the situation.

6.4 Any modification or supplement to this agreement shall be made in written agreement. Modifications or supplements to this agreement are integral parts hereof and shall have equivalent effects with this agreement.

6.5 Unless otherwise provided, non-exercise or delayed exercise by a party of its rights under this agreement shall not constitute a waiver of such rights whereas any single or partial exercise of the relevant rights shall not preclude the exercise of any other rights.

Article 7 Notification

7.1 Pursuant to this agreement, any notice or other documents sent by a party to the other party shall be given in written letter and delivered by hand, by mail or by fax to the other party’s address as follows:

(a)	Party A: Yankuang Group Financial Company

Address: 329 Fushan South Road, Zoucheng City, Shandong Province

Telephone: 0537-5386804

Facsimile: 0537-5384480

(b)	Party B: Yanzhou Coal Mining Company Limited

Address: 298 Fushan South Road, Zoucheng City, Shandong Province

Telephone: 0537-5382319

Facsimile: 0537-5383311

7.2 Arrival time of notices or other documents:

(a) Delivery by hand: upon hand-over of the letter;

(b) Delivery by mail: within five (5) working days after posting (excluding Saturdays, Sundays and public holidays in PRC); and

(c) Delivery by fax: upon receipt of fax. Where the fax is received outside business hours, the receiving time shall be the general business hours of the second day (excluding Saturdays, Sundays and public Holidays in PRC) and the sender shall present the confirmation from the fax machine to certify completion of faxing.

Article 8 Applicable laws and jurisdictions

This agreement shall be governed by and construed by the applicable laws of PRC. Any disputes (including any issues concerning the existence, validity, and rights and duties of both parties under this Agreement) arising from or in connection with this Agreement unable to be resolved through friendly negotiation may be submitted to Jining Arbitration Commission located in Jining city for arbitration according to its prevailing Provision Rules of Procedure upon request of any party. This arbitrate award shall be final and binding upon both parties.

Article 9 Term of Agreement

9.1 Unless otherwise agreed in written form by both parties, this Agreement shall apply with retrospective effect from 1 April 2014 and terminate on 31 March 2015, subject to signatures by the legal representatives or authorized representatives of both parties and approval by independent shareholders or the board of directors pursuant to approval permission and local regulatory requirements in the listing locations of the Company. During the term of this agreement, any modification or termination of this agreement on the request of a party shall be made upon consent of both parties upon negotiation with a 30 days prior written notice given to the other party.

9.2 In case of material default of any clauses hereof by any party (“defaulting party”), this agreement may be terminated immediately by the other party where the defaulting party fail to provide remediation of such default within the reasonable period provided in written notice by the other party for notification of such default and request for remediation of such act of default, or where such act of default is not remediable.

9.3 Termination of this Agreement shall not harm any occurred rights or duties of any party.

Article 10 Supplementary Provisions

10.1 This agreement is written in Chinese.

Copies of this agreement, which are made in quadruplicate with equal legal effects, shall be held respectively by both parties (2 copies for each party).

(This is a blank page and is only for execution of the Financial Services Agreement between Yankuang Group Financial Company and Yanzhou Coal Mining Company Limited)

Party A: Yankuang Group Financial Company

Legal representative or authorized representative (Signature):

Party B: Yanzhou Coal Mining Company Limited

Legal representative or authorized representative (Signature):